FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of October, 2003

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On October 2, 2003, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced its Q3 2003 revenues to exceed Q3 2002 and Q2 2003 results and will be higher than analysts’ expectations. Third quarter 2003 Earnings Conference Call scheduled for October 20 at 9A.M EDT. A copy of the press release is attached hereto as Exhibit 1.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: October 2, 2003

Exhibit 1

Aladdin Knowledge Systems

PRESS RELEASE

Aladdin Press Contact:	Investor Relations Contact:
Matt Zintel Zintel Public Relations, LLC matt.zintel@zintelpr.com 909.941.1951	Evan Smith / Lee Roth KCSA Worldwide esmith@kcsa.com / lroth@kcsa.com 212.896.1251/1209

FOR IMMEDIATE RELEASE

ALADDIN KNOWLEDGE SYSTEMS’ Q3 2003 REVENUES TO EXCEED Q3 2002 AND Q2 2003
RESULTS AND WILL BE HIGHER THAN ANALYSTS’ EXPECTATIONS — THIRD QUARTER 2003
EARNINGS CONFERENCE CALL SCHEDULED FOR OCTOBER 20 AT 9:00 A.M. EDT.

NEW YORK, TEL AVIV, ISRAEL, October 2, 2003 – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), will hold a conference call to discuss its third quarter 2003 earnings results. The company is expected to announce that revenues for the third quarter of 2003 were higher than Q3 revenues in 2002. The call is scheduled for Monday, October 20, 2003, at the times indicated below.

Mr. Yanki Margalit, Chief Executive Officer, and Mr. Erez Rosen, Chief Financial Officer, will host the call and be available to answer questions. To participate, please call the following teleconferencing numbers. Please begin placing your calls five minutes before the hour:

1 (800) 683-1565 (Domestic)
1 (973) 409-9257 (International)

Monday, October 20, 2003
At:
9:00 a.m. Eastern Daylight Time
8:00 a.m. Central Standard Time
7:00 a.m. Mountain Standard Time
6:00 a.m. Pacific Standard Time
3:00 p.m. Israel Time

For those unable to participate in the call, there will be a replay available from October 20, 2003, at 11:00 a.m. EDT, through October 24, 2003, at 11:59 p.m., EDT. Please call:

1 (877) 519-4471 (Domestic) 1 (973) 341-3080 (International) Pin Code: 4032383

Aladdin Knowledge Systems
Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985, serving more than 30,000 customers worldwide. Aladdin’s products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Visit Aladdin’s Web site at www.eAladdin.com.